Release Time IMMEDIATE

Date 19 March 2001

Number 25/01

BHP ANNOUNCES PLANNED SPIN-OUT OF STEEL BUSINESS

BHP Limited (BHP) today announced its intention to spin-out its complete steel flat products business as part of the Company's active management of its asset portfolio.

The BHP Board has been considering for some time a range of initiatives to maximise the value of each of its businesses, particularly BHP Steel, in the context of an asset portfolio focused on the growth of BHP's minerals and petroleum businesses.

The merger with Billiton announced earlier today, and the consequent further re-weighting of the Company's asset base towards minerals and petroleum, means that this is an appropriate time to announce the spin-out of BHP Steel to BHP's shareholders, to maximise the on-going opportunities for prosperity of that business.

BHP Managing Director and CEO Paul Anderson said: "BHP Steel's recent performance has been very strong, particularly given the down-turn in the global steel business environment. The spin-out will maximise the future prospects for that business by creating a stand-alone company solely focused on the complete steel flat products value chain.

"The spin-out will enable BHP Steel to capture market opportunities and ensure its long-term global competitiveness in a way that would not have been possible if it remained part of the BHP portfolio. The planned merger with Billiton further expands and changes the future portfolio mix, resulting in BHP Steel comprising approximately five per cent of combined BHP Billiton's projected earnings."

The spin-out is expected to be completed no later than the end of 2002.

President BHP Steel Kirby Adams said: "The decision to spin-out BHP Steel represents a great opportunity for our employees to be part of a globally competitive company focused on steel solutions, and will enable BHP Steel to build upon the significant improvements in performance we have made over the past 12 months and the restructuring currently underway.

"Today's announcement follows the implementation of the Steel Strategic Plan in 1999 that determined the advantages of separating BHP's long and flat products steel businesses largely due to customer and market channel conflict created by operating the two businesses together.

"The Steel Strategic Plan resulted in the divestment of some non-core steel businesses, reorganisation of the long and flat products operations, and the successful spin-out of OneSteel, BHP's Steel long products business, in October 2000.

Mr Adams said: "Our business is in good shape, many improvement programs are underway and BHP Steel is well positioned to operate in its own right as the premier flat products steel company in our region."

A spin-out of BHP Steel is the Company's preferred divestment option, at this time, as it is perceived that a spin-out to BHP shareholders will create the greatest value for BHP shareholders and will prove to be most beneficial for BHP Steel's customers, employees and the communities in which BHP Steel operates. BHP will also consider other options for divestment, including a trade sale or stock exchange float via an initial public offering (IPO) of BHP Steel shares.

Mr Adams will be a member of the BHP Billiton executive committee as Chief Executive of the Steel business. BHP Steel's Portfolio Leadership Team will continue to lead the business and to prepare it for its future as an independent entity.

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Further information can be found on our Internet site: http://www.bhp.com

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MEDIA BACKGROUNDER

Company Profile

BHP Steel

Overview

BHP Steel (www.bhpsteel.com) is a flat steel products business serving customers in the building and construction, automotive and manufacturing industries.

Centred on the low-cost steel making facility in Port Kembla (Australia), BHP Steel operates manufacturing plants and in-market processing and distribution centres throughout Australia, New Zealand and Asia.

BHP Steel is a leader in steel coating and painting technology with strong global brands including COLORBOND(R) steel and ZINCALUME(R) steel. It is the world's largest roll former of processed steel building products with respected brands such as LYSAGHT(R), CUSTOM ORB(R), KLIP-LOK(R) and GALVASPAN(R).

The business exports flat steel products through a worldwide network of sales offices.

BHP Steel is at the forefront of steel industry e-business, operating an on-line steel marketplace powered by e-STEEL (www.bhpsteelconnect.com). The marketplace offers web-based applications including purchase orders, order tracking, re-ordering, logistics services, statements, invoices and mill test certificates.

BHP Steel employs over 12,000 people in more than 20 countries, with in excess of 9000 employees in Australia. It has sales of approximately A$5 billion and net assets of approximately A$3.5 billion.

BHP Steel Businesses

BHP Flat Products

BHP Flat Products produces a wide range of finished and semi-finished flat steel products for Australian and international customers.

Its operations include the 5mtpa Port Kembla integrated steelworks (New South Wales, Australia) producing steel slab, plate, and hot rolled coil. Over 45% of this production is exported.

BHP Packaging Products (New South Wales, Australia) produces tinplate, black plate and steel strapping for the packaging industry.

BHP Flat Products also manages the company's 50% interest in North Star BHP Steel in Ohio, USA. A joint venture with North Star Steel, this business operates an electric arc furnace facility producing hot rolled coil.

BHP Coated Products

BHP Coated Products produces steel sheet and coil, and painted and metallic coated steels for Australian and international customers. Its products include the premium COLORBOND(R) pre-painted steel, ZINCALUME(R) zinc-aluminium alloy coated steel and GALVABOND(R) zinc coated steel brands.

Coated Products is comprised of four key businesses.

Coated Steel Australia operates manufacturing and service centres across Australia and exports approximately 25% of its product to customers in Asia, Latin America, the Middle East and Europe.

BHP Steel Building Products operates centres in all Australian states and the Northern Territory supplying a wide range of roll-formed building and industrial steel products.

BHP New Zealand Steel operates a 600ktpa integrated steelworks in Glenbrook, New Zealand producing hot and cold rolled coil, plate, metallic coated and painted steel products, hollow sections and welded beams.

BHP Steel Asia operates cold rolling, metallic coating and painting lines in Malaysia, Thailand and Indonesia. It also provides roll-formed building and industrial steel products from operations throughout Asia and the Pacific.

BHP Steel Portfolio Leadership Team

Kirby Adams Chief Executive BHP Steel

John Cleary President BHP Coated Products

Kathryn Fagg Vice President Fulfilment & Market Solutions

Lance Hockridge President BHP Flat Products

Brian Kruger Chief Financial Officer

Brad Mills Chief Strategic Officer (BHP Limited)